Exhibit (a)(1)(iii)

ELECTION TO TENDER OPTIONS FOR EXCHANGE

The offer expires at 8:00 p.m., Boston, Massachusetts time, on

Wednesday, August 3, 2005, unless the offer period is extended.

To validly tender your eligible stock options, you must:

•	acknowledge that you have read, understand, and agree to all of the terms of the offer by clicking the box next to that statement in this form;

•	click the “Accept” box at the end of this election form; and

•	submit this form no later than 8:00 p.m., Boston, Massachusetts time, on August 3, 2005 (or a later time and date if the offer period is extended).

Delivery of this election form in any other manner will not constitute a valid delivery.

To Parametric Technology Corporation:

I hereby tender to PTC the eligible options below for exchange and cancellation. I understand that my tender of eligible options constitutes my acceptance of the terms and conditions of the offer (as described in the Offer to Exchange Outstanding Options with Exercise Prices of $9 or More dated July 6, 2005 (the “exchange offer document”) and in this election form). PTC’s acceptance of the options tendered will constitute a binding agreement between PTC and me upon the terms and subject to the conditions of the offer.

I understand that:

•	only outstanding options with an exercise price equal to or greater than $9.00 per share and issued under the participating incentive plans are eligible for the offer, and that the offer is only available to employees who qualify as eligible employees at the offer expiration time;

•	if this election form relates to an option that is not an eligible option, PTC will disregard this election form with respect to that option and that option will not be exchanged; and

•	I must exchange all my options that qualify as eligible options if I wish to exchange any of my eligible options and that if this election form omits any option that is an eligible option, PTC will disregard this election form in its entirety and no options will be exchanged under this election form.

Subject to, and effective upon, acceptance for exchange of the options tendered in accordance with the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of that extension or amendment), I hereby sell, assign and transfer to, or upon the order of, PTC all right, title interest in and to the options tendered.

I acknowledge that PTC has advised me to consult with my own financial, legal and/or tax advisors as to the consequences of participating or not participating in the offer and that my participation in the offer is at my own discretion.

By executing this form and tendering my eligible options:

•	I acknowledge and agree that my outstanding option agreement(s) relating to the eligible options tendered will be terminated and that I am irrevocably releasing all my rights under those agreements as of the time PTC accepts those options for exchange;

•	I authorize PTC to deduct any applicable withholding taxes or social insurance contribution amounts from the aggregate cash payment amount that I will receive upon payment for the options tendered and accepted by PTC; and

•	I authorize PTC to collect, use, transfer and share my personal information to the extent PTC deems necessary or advisable to effect the exchange and cancellation of my eligible options and make the cash payment to me.

I represent that:

•	I have full power and authority to tender the options below, and

•	when and if those options are accepted for exchange by PTC, those options will be free and clear of all security interests, encumbrances or other obligations and will not be subject to any adverse claims.

I will, upon request, execute and deliver any additional documents deemed by PTC to be necessary or desirable to complete the exchange of the options tendered.

All authority conferred or agreed to be conferred by this election form shall not be affected by, and shall survive, my death or incapacity. Any obligation of mine hereunder shall be binding on my heirs, personal representatives, successors and assigns. Except as stated in the offer, this tender is irrevocable.

I understand that all options validly tendered and not properly withdrawn by the offer expiration time are subject to exchange by PTC upon the terms and subject to the conditions of the offer.

I understand that the public trading price of PTC common stock will vary from time to time after the offer expires and that the public trading price of PTC common stock could at some time in the future exceed the applicable exchange price of the options tendered hereby. By tendering the options, I agree to hold PTC harmless for any perceived loss as a result of the variance in the public trading price of its common stock from time to time after expiration of the offer.

I recognize that, under the circumstances described in the exchange offer document, PTC may terminate or amend the offer. Further, as also described in the exchange offer document, PTC may postpone the acceptance for exchange of, or the exchange of and payment for, options tendered. I understand that if the options tendered are not accepted for exchange, I will retain the right to those options and they will remain outstanding on their existing terms and conditions.

The offer is not being made to (nor will tenders of options be accepted from or on behalf of) holders in any jurisdiction in which the making of the offer or the acceptance of any tender of options thereby would not be in compliance with the laws of such jurisdiction.

I understand that cash payment for all options exchanged, less applicable withholding taxes and social insurance contribution amounts, will be paid as stated in the exchange offer document. I acknowledge that no interest will accrue or be paid on any or all of the cash to be paid for tendered options regardless of when payment of any portion of the cash amount is made or any delay in making any cash payment.

I hereby elect to tender all of the following options:

[Employee Name]

[Employee Id]

Grant Number	Grant Date	# of Options Outstanding	Exercise Price ($)	Exchange Price ($)

☐	I have read, understand, and agree to all of the terms of the offer. [Link:] Read terms and conditions.

Accept